

Barbara Bickham · 2nd

Managing Director @ WIF AX | CTO @ Trailyn Ventures |
Board Member | EIR | Speaker

Los Angeles, California, United States · 500+ connections ·

Contact info

 **WIF AX LLC (Women's Innovation Fund...**

 **University of California, Berkeley**

Providing services

Management Consulting, Business Consulting, Strategic Planning, Public Speaking, and Custom Software
Development

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Flipbook: Influential Women Leaders, 2019
Aspioneer

Women's Innovation Fund Accelerator
Wealth and Finance International



Trailyn V
Medium

A leader is one who knows the way, goes

Women's Innovation Fund Accelerator - the

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Exciting!
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Thanks!
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Check it out.
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Exciting times WIF AX LLC (Women Innovation Fund Accelerator).
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Experience



Co-Founder/Managing Director
WIF AX LLC (Women's Innovation Fund Accelerator).
Feb 2019 – Present · 2 yrs 3 mos
Greater Los Angeles Area

Funding Growth, Equality, and Sustainability within Qualified Opportunity Zones. WIF AX, LLC (Women's Innovation Fund Accelerator) is a Qualified Opportunity Zone Venture Fund building women-balanced and sustainable seed stage emerging technology organizations within QOZ's nationwide.

We use Real Estate, Acceleration, Venture Capital and Sustainability Models to monetize the fund.

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Founder/CTO
TRAILYN VENTURES
Trailyn Ventures, LLC
Apr 2016 – Present · 5 yrs 1 mo
Greater Los Angeles Area

CTO for multiple tech start-ups around the world. Provides strategic advice and technical execution for companies incorporating Blockchain and/or Artificial Intelligence into their company and products.

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Board Member

Black Cooperative Investment Fund (BCIF)

Oct 2020 – Present · 7 mos

Los Angeles Metropolitan Area

A 501(c)3, community-based organization rooted in self-help economics that provides microloans to the Black community through pooled dollars and raises awareness about the importance of economic empowerment, equity, and wealth building for the Black community.

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Entrepreneur In Residence

Los Angeles Cleantech Incubator (LACI)

Nov 2020 – Present · 6 mos

Los Angeles Metropolitan Area

Provide Business and Technical Strategy to Sustainable Hardware and Software companies.



Strategic Blockchain Advisor

The Aclyd Project

Aug 2018 – Present · 2 yrs 9 mos

Greater Los Angeles Area

The Aclyd Project: blockchain-based identity verification system & payment processing platform. https://Aclyd.com

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Education



University of California, Berkeley

BA, Computer Science

1984 – 1988



University of Chicago

New Entrepreneur Program

2003



West Coast University

MS, Computer Science

1989 – 1991

Licenses & certifications

VC University Online
VC University
Issued Sep 2019 · No Expiration Date

Programming Mobile Applications for Android Handheld Systems
Coursera Verified Certificates
Issued Nov 2014 · No Expiration Date
Credential ID W26BN78TRX

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MongoDB for Node.js
MongoDB
Issued Oct 2014 · No Expiration Date

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Volunteer experience

Los Angeles Advisory Board
MIND Research Institute
Jun 2005 – Present · 15 yrs 11 mos
Education

Business Plan Screener; Company Mentor
Springboard Enterprises
Jan 2007 – Present · 14 yrs 4 mos
Economic Empowerment

Technical Mentor
Stubbs Alderton & Markiles, LLP
May 2016 – Present · 5 yrs
Science and Technology

Technical metor to precellerator companies that are incubated to Stubbs Alderton.

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